SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14f-1

         Information Statement Pursuant to Section 14(f) of the Securities
           Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

                                October 29, 2004


                    Commission File Number   0-25873
                                             -------


                       POWERBALL INTERNATIONAL, INC.
               ----------------------------------------------
               (Name of Small Business Issuer in its charter)


          Utah                                             84-1431425
-------------------------------                    --------------------------
(State or other jurisdiction of                    (I.R.S. Employer I.D. No.)
 incorporation or organization)


                135 Waterford Circle, Rancho Mirage, CA 92270
              -----------------------------------------------------
              (Address of principal executive offices and Zip Code)


                                 (760) 202-3353
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

       Information Statement Pursuant to Section 14(F) of the Securities
           Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

                         Purpose of Information

This Information Statement, which is being mailed on or about October 29, 2004 to the holders of shares of the common stock, par value $.001 per share of Powerball International, Inc., a Utah corporation (the "Company"), is being furnished in connection with a change in majority of the members of the board of directors of the Company (the "Board"). The Board recently appointed Dennis McLaughlin, Kit Chambers, and John Anderson, to fill the vacancies created by the resignations of Robert Ipson, Phillip McStotts and Linda Ipson. The resignations and appointments will be effective on the tenth day following the filing of this Information Statement with the Securities and Exchange Commission and the mailing of such Information Statement to all holders of record of the Company's common stock who would be entitled to vote at a meeting for election of directors at the close of business on October 28, 2004.

No action is required by the shareholders of the Company in connection with changes to the board. However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Act"), requires that ten days prior to a change in a majority of the board of directors pursuant to an arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 13(d) or 14(d) of the Act, that certain information be disseminated to the shareholders.

Effective October 28, 2004, the Company entered into an acquisition and share exchange agreement with TKM Oil & Gas, Inc., a Texas corporation ("TKM"). As part of the agreement, the Company is to effect a 2 for 1 reverse split of its common stock. Following the reverse, the Company will acquire all of the issued and outstanding shares of Theseus Resources, Inc. ("Theseus"), a wholly owned subsidiary of TKM, in exchange for the issuance of 18,000,000 post-split shares of the Company's restricted common stock. Theseus is a company with current assets valued in excess of $10,000,000, consisting primarily of 100% ownership of an oil and gas production company, BC&D Oil & Gas Corporation.

As a result of the share exchange, TKM will have equity ownership of approximately 85% of the Company and the current shareholders of the Company will have equity ownership of approximately 15%.

This transaction is resulting in a change of control of the Company and a change of business focus from the development of hydrogen generating technology to the production of oil and natural gas. TKM will take control of the Company's technology and assets and consider whether further development and commercialization is desirable.

Neither the reverse split nor the share exchange require a vote of the Company's shareholders. The Company's board of directors has approved both actions. The exchange offer has been approved by TKM as the sole shareholder of Theseus.

Securities Ownership of Principal Shareholders and Officers and Directors

The following table sets forth as of October 27, 2004 the name and address and the number of shares of our Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by us to own beneficially, more than 5% of the 5,903,781 shares of our Common Stock issued and outstanding, and the name and shareholdings of each director and of all officers and directors as a group.

Security Ownership of Certain Beneficial Owners
-----------------------------------------------
Title of Class    Name and Address            Number of Shares(1)  % of Class
--------------    ----------------            ----------------     ----------
Common Stock      Robert K. Ipson                   1,136,600 (2)      19.25
                  135 Waterford Circle
                  Rancho Mirage, CA 92270

Common Stock      Linda Lou Ipson                   1,136,600 (3)      19.25
                  135 Waterford Circle
                  Rancho Mirage, CA 92270

Common Stock      Shorland Hunsaker                   365,000           6.18
                  2751 East Rubidoux Road
                  Salt Lake City, UT  84093

Common Stock      Jed Checketts                       690,000          11.69
                  616 Amador Avenue
                  Ontario, CA 91764

Common Stock      Greg Foster                         715,000 (4)      11.89
                  27327 Bronco Drive
                  Canyon Country, CA 91387

Common Stock      Phillip L. McStotts                 345,000           5.84
                  1292 Sophia Circle
                  Murray, UT 84123

Securities Ownership of Management
----------------------------------
Common Stock      Robert K. Ipson, C.E.O., director        -See above-

Common Stock      Linda Lou Ipson, director                -See above-

Common Stock      Phillip L. McStotts                      -See above-
                  Secretary/Treasurer, director

Common Stock      Officers and Directors
                  As a Group (3 persons)             1,481,600         25.10
----------------------                               =========        ======
In the preceding table:
 (1) share numbers do not reflect the 2 for 1 reverse effective October 28, 2004.
 (2) Mr. Ipson's shares include 27,600 shares held in IRA accounts and shares held by his spouse. See note 2 below.
 (3) Linda L. Ipson is the spouse of Robert K. Ipson; shares held of record by Linda Lou Ipson may be deemed to be beneficially owned by Robert K. Ipson, and shares held of record by Robert Ipson may likewise be deemed to be beneficially owned by Linda Lou Ipson. Ms. Ipson holds of record 105,500 shares. See note 1 above.
 (4) Mr. Foster's numbers include warrants to acquire 110,000 shares exercisable at $2.50 through February 18, 2005.

Current Officers and Directors of the Company
---------------------------------------------

  Name                  Age   Position                  Dates Served
  ----                  ---   --------                  ------------
  Robert K. Ipson       64    C.E.O., director          July 1997 to date
  Phillip L. McStotts   46    Secretary/Treasurer,      July 1997 to date
                                director
  Linda Ipson           57    Director                  May 2004 to date

Below is certain information on our current directors.

Robert K. Ipson. Mr. Ipson is, and has been since 1973, president of M.S.J. & Associates, Inc., a family-held company. M.S.J. & Associates was the operator of the Bonneville Raceway in Salt Lake City, Utah until 1986. Since that date it has managed its own investments.

Linda Ipson was appointed to the board in May 2004 to replace Matthew Fisher who resigned. Ms. Ipson is the spouse of Robert K. Ipson. Ms. Ipson is the vice-president of MSJ & Associates, Inc. and is active in the operation of its investments. During the period when MSJ & Associates operated the Bonneville Raceway, Ms. Ipson was in the vice-president in charge of racing operations.

Phillip L. McStotts is a founder of ZEVEX International, Inc. (a publicly traded company) and has served as ZEVEX' CFO, Secretary, and Treasurer, and as a director since its inception. He also serves as a director of ZEVEX' wholly owned subsidiary, as CFO, Secretary and Treasurer of ZEVEX Inc. Mr. McStotts was a practicing CPA running his own professional corporation, Phillip L. McStotts, CPA P.C., from 1986 to 1992. Prior to starting his own firm, Mr. McStotts was employed from 1985 to 1986 as an accountant with the Salt Lake City firm of Chachas & Associates, where he was a tax manager. He has also worked in the tax departments of the regional accounting firms of Pearson, Del Prete & Company, and Petersen, Sorensen & Brough. Mr. McStotts received a Bachelor of Science Degree in Accounting from Westminster College in May 1980, and received a Master of Business Administration Degree in Taxation from Golden Gate University in May 1982.

Below is certain information regarding the appointees who will become directors of the Company.

Dennis McLaughlin is CEO and Co-Chairman of Ocean Resources, Inc. (a publicly traded company) and has served as such since September, 2003. He also serves as CEO and Chairman of Blue Wireless and Data, Inc. (a publicly traded company) since June of 2004. Mr. McLaughlin founded MAC Partners, LP in January 2002. Prior to that he founded Aurion Technologies, LLC in 1998 and served as CEO and was a Director through 2001. He founded Aurora Natural Gas, LLC in 1993 and served as CEO through 2001. Prior to starting his own companies, he worked as a Manager of Marketing & Transportation for Highland Energy from 1991 to 1993, and before this worked as a gas marketing representative for Clinton Natural Gas from 1990 to 1991. Mr. McLaughlin received a Bachelor of Economics degree from the University of Oklahoma in 1992.

Kit Chambers is Chief Operating Officer and Corporate Secretary for Ocean Resources, Inc. (a publicly traded company) and has served this role since October 2003. He is currently Corporate Secretary and on the Board of Directors for Blue Wireless & Data, Inc. (a publicly traded company). Prior to these activities he co-founded MAC Partners, LP, a technology merchant bank, in January 2002. From January 1999 to December 2001 he was employed by Aurion Technologies, LLC as Vice President of Operations, then Vice President of Sales Engineering. From March 1994 to December 1998 Mr. Chambers was Vice President of Software Development for Aurora Natural Gas, LP. From January 1998 to February 2004 he worked as an independent consultant in the film/video industry in Dallas, TX. Mr. Chambers received a B.A. from the University of Oklahoma in 1989.

John Anderson is President, CEO, and a Director of Key Gold, Corporation (a publicly traded company) and has served as such since March 2004. From March of 2004 to September 2004, he was Co-President of PVR Ltd. (a private company) and continues to serve as a Director on its Board. From March 2003 to June 2004 Mr. Anderson was President and CEO of Wescorp Energy, Inc. (a publicly traded company), and is currently on its Board of Directors. Mr. Anderson is also on the Board of Directors for Brett Resources, Corp. (a publicly traded company). Prior to these activities Mr. Anderson was employed by Bema Gold Corporation in Vancouver as its Director of Investor Relations. His tenure in Bema lasted from November 1995 to March 1999. He was a managing director for Meters Capital, Inc. from January 1995 to November 1995. In 1994 Mr. Anderson founded Axiom Consulting Corp., a private company primarily involved with raising capital for both private and public companies in North America, Europe, and Asia, which is currently active. Prior to founding Axiom, Mr. Anderson was a leasing director for Manulife Real Estate in Vancouver from November 1990 to December 1994, and was a sales manager, leasing representative, and leasing manager for Manulife in Toronto from November 1988 to October 1990. Mr. Anderson received a B.A. from the University of Western Ontario, London in 1987, and an Urban Land Economics Diploma from the University of British Columbia in 1993.

                         EXECUTIVE COMPENSATION

The following tables set forth certain summary information concerning the compensation paid or accrued for each of our last three completed fiscal years to our chief executive officer and each of our other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 2003, the end of our last completed fiscal year):

                                                         Long Term Compensation
                                                        ----------------------

                     Annual Compensation               Awards       Payouts
                                            Other      Restricted
Name and                                    Annual      Stock     Options  LTIP     All other
Principal Position Year  Salary   Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----  ------   -------- ------------ ------   -------  ------  ------------
Robert K. Ipson     2003  $ -0-     -0-      46,000(1)    -0-      -0-      -0-       -0-
C.E.O.              2002  $ -0-     -0-     100,000(2)    -0-      -0-      -0-       -0-
                    2001  $ -0-     -0-     150,000(3)    -0-      -0-      -0-       -0-

(1)In 2003, Mr. Ipson was issued 100,000 shares of our common stock valued at $46,000.
(2)In 2002, Mr. Ipson was credited with the exercise price of $50,000 towards the exercise of outstanding warrants for the purchase of 50,000 shares of our common stock, and $50,000 towards the exercise price of options for the purchase of 50,000 shares of our common stock, all at $1.00 per share.
(3)In 2001, Mr. Ipson was issued 100,000 shares of our common stock valued at $150,000.

2004 Executive Compensation
---------------------------
In September 2004, Mr. Ipson was issued 400,000 shares of our common stock valued at $40,000 for his services as CEO. Mr. Phillip McStotts was issued 200,000 shares of our common stock valued at $20,000 for his services as secretary-treasurer.

Bonuses and Deferred Compensation
---------------------------------
None.

Employment Agreements
---------------------
None.

Compensation Pursuant to Plans
------------------------------
None.

Pension Table
-------------
Not Applicable.

Other Compensation
------------------
None.

Compensation of Directors
-------------------------
None.

Disclosure Regarding the Company's Equity Compensation Plans
------------------------------------------------------------
The Company has a 2000 Stock Option and Award Plan (the "2000 Plan") authorized by the board and approved by shareholders in May 2000. Options for the purchase of a total of 150,000 shares of common stock were authorized under the 2000 Plan. The 2000 Plan has been filed with the SEC as an exhibit to the Company's Definitive Information Statement dated April 25, 2000. All stock options granted have expired. The Company has a 2003 Stock Option and Award Plan (the "2003 Plan") authorized by the board and not submitted to shareholders. Options for the purchase of a total of 350,000 shares were authorized under the 2003 Plan. The 2003 Plan has been filed with the SEC as an exhibit to the Company's Registration Statement on Form S-8 dated April 21, 2003. The board has granted stock options to a consultant under the 2003 Plan. The following table summarizes information about equity awards that are outstanding as of October 15, 2004.

                         Number of Shares of                       Number of Shares of
                         Common stock to be       Weighted Avg        Common Stock
                         issued upon exercise    Exercise Price    Available for Future
                           Of Outstanding        Of Outstanding     Issuance (excluding
Plan Category                 Options*              Options         shares reflected in *)
-------------            --------------------    --------------    ----------------------
Equity compensation
Plans approved by
Security holders                      -                   -                125,000

Equity compensation
plans not approved by
security holders                 15,875               $2.00                334,125

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

The above outstanding stock options are as follows:

- Under the 2003 Plan, 15,875 options were granted to an outside business consultant in 2003 in connection with strategic planning consulting services, with an exercise price of $2.00, vested immediately and exercisable until December 31, 2006.

Warrants outstanding
--------------------
The Company issued a warrant to a former officer in connection with an employment agreement for the purchase of 65,000 shares restricted common stock at an exercise price of $4.50 per share exercisable until December 11, 2006.

The Company issued a warrant to a shareholder in connection with a private placement for the purchase of 110,000 shares restricted common stock at an exercise price of $2.50 per share exercisable until February 19,2005.

Termination of Employment and Change of Control Arrangement
-----------------------------------------------------------
None.

Audit Committee
---------------
The Company has not yet established an audit committee. The board of directors acts as the audit committee.

Code of Ethics
--------------
The Company has not adopted a Code of Ethics for its executive officers and employees but is in the process of examining and considering one.

              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of our officers or directors or any shareholders will receive any consideration for the transaction described herein. There are no persons receiving finder's fees or other consideration in connection with the transaction other than the shares being issued in the exchange.

                                 LEGAL MATTERS

None.

                                  SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         POWERBALL INTERNATIONAL, INC.
                                         By order of the Board of Directors

                                         /S/ Robert K. Ipson
                                             Robert K. Ipson, CEO

Salt Lake City, Utah
October 29, 2004